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SEC 13030359 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing Section
RECEIVED
FEB 28 2013
WASH. D.C.
193

SEC FILE NUMBER
8-67482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Research Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 East Ninth Street, Suite 2700
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Bosshard (216) 649-7250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

1350 Euclid Avenue, Suite 800	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Bosshard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Research Company, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

focused.
experienced.
responsive.

CLEVELAND RESEARCH COMPANY, LLC AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

Cohen
Fund Audit Services

CLEVELAND RESEARCH COMPANY, LLC
AND SUBSIDIARIES

DECEMBER 31, 2012

TABLE OF CONTENTS

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
1350 Euclid Ave., Suite 800
Cleveland, OH 44115-1877

www.cohenfund.com

216.649.1700
216.579.0111 fax

MEMBERS
CLEVELAND RESEARCH COMPANY, LLC

Independent Auditors' Report

We have audited the accompanying consolidated statement of financial condition of Cleveland Research Company, LLC and Subsidiaries as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cleveland Research Company, LLC and Subsidiaries as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 25, 2013
Cleveland, Ohio

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 13,578,682
Marketable securities, at fair value	962,271
Accounts receivable - Trade	2,584,446
Accounts receivable - Other	48,801
Prepaid expenses	171,616
Property and equipment - Net	584,286
Deposits	5,296
Other	31,500
	$ 17,966,898

LIABILITIES

Accounts payable and accrued expenses	$ 140,658
Commissions payable	3,265,144
Distributions payable	2,578,136
Deferred revenue	348,917
Accrued other	232,151
	6,565,006
COMMITMENTS	

MEMBERS' EQUITY

Members' equity	10,492,474
Noncontolling interest	909,418
	11,401,892
	$ 17,966,898

The accompanying notes are an integral part of this consolidated statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cleveland Research Company, LLC and its two wholly owned subsidiaries, East 9th Management, LLC, and East 9th Investments, LLC which includes its subsidiary, East 9th Fund, LP (collectively referred to as the Company). All intercompany balances and transactions have been eliminated in consolidation.

Organization

Cleveland Research Company, LLC was organized in the State of Ohio and is an equity research firm that provides services to selected investment firms located throughout the United States. Cleveland Research, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), the State of Ohio, and five other states. Cleveland Research, LLC shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement (the Agreement) or involuntarily pursuant to any regulatory action. All voting interests (Class A) of Cleveland Research, LLC are owned by Cleveland Research Management Company, LLC (the Parent).

On June 20, 2012, Cleveland Research Company, LLC created East 9th Investments, LLC and East 9th Management, LLC to be formed as wholly-owned subsidiaries under the laws of the State of Delaware. East 9th Investments, LLC was formed to act as the general partner to a privately offered limited partnership called East 9th Fund, LP (the "Fund"), which began operations in the fourth quarter of 2012. The primary investment objective of the Fund is to generate consistent positive absolute returns by making either long or short investments in equity index funds. The limited partners in the Fund are members of the Parent. East 9th Management, LLC was formed to act as investment manager to the Fund and to other clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At December 31, 2012, the Company's cash accounts, which are substantially all held at two banks, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Marketable Securities Owned

Securities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at quoted market prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management at December 31, 2012, all accounts receivable were considered collectible and no allowance was necessary.

At December 31, 2012, the receivable balance that exceeded 90 days was $125,000.

Depreciation

Depreciation of property and equipment is provided by the use of the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Cleveland Research, LLC is a limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. Under this election, the income of the Company is taxed directly to the members.

The operations of East 9th Management, LLC and East 9th Investments, LLC, single member limited liability companies with perpetual, are disregarded for federal and state income tax filing purposes and reported directly on the return of Cleveland Research, LLC.

The operations of East 9th Fund, LP are treated as a partnership as defined in the Internal Revenue Code. Under this treatment, the income of East 9th Fund, LP is taxed directly to its partners.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the year ended December 31, 2012, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2009.

3. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

In accordance with GAAP, the Company discloses the fair value of its investments in a hierarchy that provides the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1	Quoted prices in active markets for identical securities
Level 2	Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3	Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. Exchange traded funds are generally priced at the last reported sales price from a national securities exchange on the day of valuation. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets measured at fair value comprise the following at December 31, 2012:

Description	Level 1	Level 2	Level 3
Exchange traded funds	$ 962,271	$ -	$ -

The Company did not hold any Level 3 assets during the year. There were no transfers between levels in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

4. PROPERTY AND EQUIPMENT - NET

Property and equipment are recorded at cost and consist of the following at December 31, 2012:

Furniture and equipment	$ 747,558
Less: Accumulated depreciation	163,272
Property and equipment – Net	$ 584,286

5. COMMITMENTS

The Company leases office space and office equipment under operating leases expiring at various dates through February 2022.

Minimum annual rents under these agreements as of December 31, 2012, are as follows:

Year ending December 31,	
2013	$ 440,892
2014	446,156
2015	457,910
2016	442,439
2017	415,298
Thereafter	1,836,576
	$ 4,039,271

The Company received incentives on their office lease agreements including a six month and four month period of free rent near inception of the leases. In accordance with GAAP, the Company is required to recognize the lease expense on a straight-line basis over the life of the lease agreements and accordingly has included the related incentives of $232,151 in accrued other at December 31, 2012.

6. RETIREMENT SAVINGS PLAN

The Company has a profit-sharing 401(k) plan (the Plan) covering substantially all Company employees. Participants become eligible to participate upon being hired and may enter the Plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the Plan requires employer matching contributions at 50% of employee salary deferrals up to the first 6% of an employee's salary and allows for a discretionary employer contribution.

7. MEMBERS' EQUITY

The Company has two classes of membership interests, Voting Class A Interests (Class A) and Non-Voting Class B Interests (Class B). The significant features are as follows:

Drag-Along Rights of Class A

If the Class A members of the Company intend to sell their entire interest in the Company to any person, the Class A members must first notify all members of such intended transfer at least 15 days prior to the proposed date of the transaction. The drag-along rights of the Class A members require the Class B members to sell their entire interest on the same terms and conditions as established in the notice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

7. MEMBERS' EQUITY (Continued)

Tag-Along Rights of Class A

If any Class A member or group of Class A members give notice that they wish to sell more than 50% of the total Class A interests of the Company to one or more third persons, then the Class B members will have the right to sell that number of Class B interests held by the Class B members in the same percentage and on the same terms and conditions as set forth in the notice.

Distributions

The Company is governed by a management committee, which is comprised of members of the Parent. In accordance with the Agreement, the Company is required to distribute, to the extent possible, sufficient cash to enable its members to pay federal and state income taxes arising from profits of the Company. All distributions other than those for income taxes are at the discretion of the management committee. The Company records the distributions when they are declared by the management committee.

In addition to normal distributions, during 2012, $2,686,325 of distributions were declared to cover federal and state income taxes. Subsequent to December 31, 2012, the remaining $1,482,311 of this amount was paid and is included in distributions payable at December 31, 2012.

The management committee declared an additional discretionary distribution in the amount of $1,095,825 to be paid to certain Class A members of the Company. Such amount is included in distributions payable at December 31, 2012.

8. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $7,398,885, which was $6,944,330 in excess of its required net capital of $454,555.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2012, the ratio was .89 to 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

9. CONSOLIDATED SUBSIDIARIES

Assets and members' equity of East 9th Management, LLC as of December 31, 2012 amounted to $122,269. Assets and members' equity of East 9th Investments, LLC, which include East 9th Fund, LP, as of December 31, 2012, amounted to $981,575 and $964,345, respectively.

The $1,086,614 of members' equity of the broker-dealer subsidiaries are not included as capital in the computation of the Company's net capital, because the assets of the subsidiaries are not readily available for the protection of the Company's customers, broker-dealers, and other creditors under Rule 15c3-1.

10. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
1350 Euclid Ave., Suite 800
Cleveland, OH 44115-1877

www.cohenfund.com

216.649.1700
216.579.0111 fax

MEMBERS
CLEVELAND RESEARCH COMPANY, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cleveland Research Company, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements listed in the general ledger and respective copies of checks written by the Company, noting no differences.

2. Compared the total revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2012, with the amount reported in Form SIPC-7, noting no differences.

3. Compared total commissions, soft dollar and other revenue amounts of the audited consolidated financial statements of Cleveland Research Company, LLC and Subsidiaries for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012. *We noted revenue on Form SIPC-7 was overstated by $11,491.*

4. Compared the adjustments to SIPC Net Operating Revenues reported on Form SIPC-7 to the audited consolidated financial statements, FOCUS Reports, or the general ledger for the year ended December 31, 2012, noting no differences.

5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

6. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Fund Audit Services

February 25, 2013
Cleveland, Ohio

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067482 FINRA DEC
CLEVELAND RESEARCH COMPANY LLC 16*16
1375 E 9TH ST STE 2700
CLEVELAND OH 44114-1795

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 82,058

B. Less payment made with SIPC-6 filed (**exclude interest**) (38,260)
8/6/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 43,798

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 43,798

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 43,798

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cleveland Research Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 13th day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 33,162,553

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (339,279)

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (339,279)

2d. SIPC Net Operating Revenues $ 32,823,274

2e. General Assessment @ .0025 $ 82,058

(to page 1, line 2.A.)